Exhibit 6.5

March 21, 2024

BotMakers AI, Inc. 6725 South Fry

Katy, Texas 77494

To whom:

This letter is intended to express the general terms of the Plan of Acquisition to be formalized between BioQuest Corp., a Nevada corporation (“BioQuest” “Company”) and BotMakers AI, Inc., Delaware Corporation, (“BOTMAKERS AI, INC. “). The objective of our discussions has been the execution and consummation, as soon as feasible, of a formal Agreement between BioQuest and BOTMAKERS AI, INC. and its Shareholders (the “Exchange Agreement”) which, among other things, would provide for the various matters set forth below.

1.	Transaction: The board of directors of BioQuest and the board of directors of BOTMAKERS AI, INC. have completed an initial evaluation of the business plan, financial statements and other relevant corporate documents of the other, and have concluded that Merger of BOTMAKERS AI, INC. into BioQuest whereby BioQuest would issue shares of its common stock equal to ownership of approximately 90% of its outstanding shares in exchange for 100% of the then outstanding preferred and common shares of BOTMAKERS AI, INC., would be in the best interest of both companies. It is the intent of the parties hereto that this proposed acquisition be affected as a tax-free reverse acquisition pursuant to Section 368 of the Internal Revenue Code.

2.	Conditions for the Merger: The parties agree that the proposed merger provide for the following:

a.	BioQuest and BOTMAKERS AI, INC. presently intend that, subject to the negotiation, execution and delivery of a definitive agreement (the “Transaction Agreement”) satisfactory in all respects to both parties, and to the approval of the transaction by all corporate actions required by the respective parties.

b.	BOTMAKERS AI, INC. agrees to acquisition price, $250,000 to be supplied by BOTMAKERS AI, INC. , as follows:

i.	$35,000 will be advanced upon acceptance
ii.	$115,000 post Reg A filing and acceptance and within 90 days Reg A acceptance 50% of all money raised on Reg A or paid within 90 days.
iii.	$100,000 upon final close., 50% of all money raised on Reg A or paid within 90 days.

c.	BOTMAKERS AI, INC. approximate costs will be paid by BOTMAKERS AI, INC.

d.	The parties will cooperate to complete the transaction at the earliest reasonable time. The parties intend to immediately negotiate the definitive agreements and commence preparation of all necessary filings.

e.	BOTMAKERS AI, INC. agrees to supply BioQuest with an acceptable complete 2-year audit, or as long as BOTMAKERS AI, INC. can produce. The Auditor must be duly accredited by the SEC.

f.	BioQuest will use its best efforts to seek continued listing on the OTC Pink, OTCQB and to cause BioQuest’s Common Stock to qualify for such continued listing, and BioQuest shall cooperate in such efforts.

g.	Upon effectiveness of the acquisition BioQuest shall take the following actions:

i.	The current officers of BioQuest shall resign their respective positions with BioQuest and appoint Joanne Melton as the BioQuest Chairman of the Board, CEO, President and those persons designated as additional Board members and officers.
ii.	Shall amend the BioQuest Articles of Incorporation, changing the name of BioQuest to “BOTMAKERS AI, INC. Incorporated.” or such other name as may be selected by BOTMAKERS AI, INC. and further, shall agree to any other amendments to the Articles of Incorporation reasonably requested by BOTMAKERS AI, INC.

3.	Transaction Agreement: Counsel for BioQuest will prepare a draft of the Transaction Agreement which will contain such further representations and warranties and terms and conditions as are customarily included in such an agreement, including, without limitation, the completion of due diligence by the respective parties.

4.	Anti-Dilution. In the event that any change in the outstanding Shares of Common Stock of the Company (including an exchange of Common Stock for stock or other securities of another corporation) occurs by reason of a Common Stock dividend or split, recapitalization, merger, consolidation, combination, exchange of Shares or other similar corporate changes, other than for consideration received by the Company.

5.	Approvals and Consents: It is currently anticipated that the Transaction shall require approval of each respective parties’ Board of Directors and shareholders, as applicable and as may also be required by their governing documents and applicable law. The Shareholders of BOTMAKERS AI, INC. will, subject to their fiduciary duties, recommend the Transaction to its Shareholders.

6.	Confidentiality: Each of the parties, and their employees and representatives, will keep the existence of this Letter, the negotiations, and all non-public information received from the other party or its employees or representatives strictly confidential, with the exception, of a BioQuest press release acceptable to BOTMAKERS AI, INC. as required by applicable law.

7.	Fees and Expenses: Each party agrees to pay their own legal, accounting and other fees and expenses incurred by it with respect to the transactions contemplated herein, whether or not the Transaction is consummated.

8.	Termination of Letter: If a definitive agreement has not been entered into by the parties on or before June 1, 2024, each party shall be entitled to terminate this Letter effective on the date of such notice.

This Letter sets forth our understanding regarding the basic terms of the transactions described herein. The parties acknowledge that this Letter does not contain all the material terms and provisions that will be applicable to the Transaction and is subject to Board of Directors approval on or before March 22, 2024. Sections 4, 5, 6 and 7 shall be binding obligations of each of the parties during the term of this Letter of Intent, and Section 4 shall survive the termination of this Letter. The parties agree that this Letter does not (other than with respect to Sections 5, 6 and 7) create any binding obligations on any of the parties, but merely expresses our intent to proceed with the negotiation and preparation of BOTMAKERS AI, INC. definitive agreements reflecting these transactions. Neither party shall have any rights or obligations whatsoever with respect to such Transaction prior to the execution and delivery of the definitive Transaction Agreement.

If the terms of this letter correctly confirm our understanding, please execute and date the enclosed copy and return it to the undersigned at your earliest convenience any time prior to March 15, 2024. Electronic transmission is acceptable.

Very truly yours,

BIOQUEST CORP.		Date: _________ ___, 2024

By:	Thomas Hemingway
Its:	Chief Executive Officer

AGREED TO AND ACCEPTED:

BOTMAKERS AI, INC.

Date: March 22, 2024

By:	Trent T. Daniel
Its:	Founder